To the Board of Trustees of
The Huntington VA Funds
     and the
Securities and Exchange Commission:


We have examined management's assertion about The Huntington VA Funds' (the Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 29, 2000 and for the period from December 31, 1999 through February 29, 2000, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2000 and for the period from December 31, 1999 (the date of our last examination) through February 29, 2000, with respect to securities transactions, with prior notice to management:

  1. Confirmation of all securities held as of February 29, 2000 by institution in book entry form by the Federal Reserve Bank, Bank of New York and Depository Trust Corporation;

  2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of February 29, 2000 via examination of underlying trade ticket or broker confirmation;

  3. Reconciliation of all such securities to the books and records of the Funds and the Huntington Trust Company, N.A.;

  4. Confirmation of all repurchase agreements as of February 29, 2000 with brokers/banksand agreement of underlying collateral with the Huntington Trust Company, N.A. records;

  5. Agreement of 10 selected security purchases and 10 selected security sales since our last report date from the books and records of the Funds to broker confirmations during the period from December 31, 1999 through February 29, 2000.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2000 and for the period from December 31, 1999 through February 29, 2000 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.



Columbus, Ohio
April 7, 2000